Exhibit 99.1
Notification of change of Chairman and Chief Executive Officer(CEO) at Shinhan Financial Group

On March 23, 2017, The Board of Directors of Shinhan Financial Group appointed Cho Yong-byoung as the Chairman and Chief Executive Officer of Shinhan Financial Group.

The details of Chairman and Chief Executive Officer are as follows:

Name	Date of Birth	Major Work Experience

Cho Yong-byoung	June 30, 1957
2015 – 2017 CEO, Shinhan Bank
2013 – 2015 CEO, Shinhan BNP Paribas Asset Management
2011 – 2013 Deputy President of Retail business Development Group, Shinhan
Bank
2010 – 2011 Executive Vice president of Management Support Group, Shinhan
Bank
2009 – 2010 Executive Vice president of Global Business Group, Shinhan Bank
2007 – 2009 General Manager, NewYork Branch, Shinhan Bank

For detailed information of the appointed Chairman and CEO, please refer to Convocation Notice of the 16th Annual General Meeting of Shareholders disclosed on 21th of February 2017.